Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 215.564.8000 www.stradley.com

Michael P. O’Hare

(215) 564-8198

mohare@stradley.com

February 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Rebecca Ament Marquigny

Re:	Strategy Shares (“Registrant”) File Nos. 333-170750; 811-22497

Dear Ms. Marquigny:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically on February 2, 2021 with regard to Post-Effective Amendment No. 67 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 70 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A (Accession No. 0001580642-20-003707), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 9, 2020 (the “Amendment”), relating to the registration of Strategy Shares Gold-Hedged Bond ETF (the “Fund”), a new series of the Registrant, and responding to previous comments by the SEC staff.

The Registrant will file an additional post-effective amendment to the Registration Statement pursuant to 1933 Act Rule 485(b) that will reflect the changes to the Fund’s prospectus and Statement of Additional Information (the “SAI”) made in response to your comments as described in this letter.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

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1.	Comment: The Staff previously commented: “Regarding the Fund’s Cayman Island subsidiary, please add disclosure or direct the Staff to the existing disclosure that states. . . [that] each investment advisor to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (i.e., Section 15) as an investment advisor to the Fund under Section 2a-20 of the 1940 Act (i.e., the definition of “investment advisor”) . .. . .” In response, the Registrant stated: “Although the Fund confirms that the investment advisory agreement with the CFC generally is consistent with Section 15, the Fund respectfully declines to disclose that the agreement complies with the provisions of the 1940 Act relating to investment advisory contracts.” The response to the Staff’s request for the representation is not a definitive yes. Please explain the Registrant’s hesitation to disclose that it does comply with Section 15 and provide the rationale.

Response: Upon further review, the Registrant has added the following to the fourth paragraph of the section of the Fund’s SAI entitled “Organization and Management of Wholly Owned Subsidiary”:

“The contract between the Advisor and the Subsidiary complies with the provisions of the 1940 Act relating to investment advisory contracts.”

2.	Comment: The Staff previously commented: “Regarding the Fund’s Cayman Island subsidiary, please add disclosure or direct the Staff to the existing disclosure that states . . . [that] the identity of the CFC’s custodian and that the CFC complies with the provisions relating to affiliated transactions and custody (i.e., Section 17) . . . .” In response, the Registrant stated: “The Fund confirms that the CFC complies with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and the rules thereunder. The CFC has the same custodian as the Fund, Citibank, N.A. However, the Registrant respectfully submits that no disclosure revision is necessary in response to this comment.” Please consider adding the same representations that are in the portion of the Registrant’s response cited above to the SAI disclosure so that information is available publicly in the Registration Statement.

Response: Upon further review, the Registrant has added the following to the fourth paragraph of the section of the Fund’s SAI entitled “Organization and Management of Wholly Owned Subsidiary”:

“The Subsidiary will comply with the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and the rules thereunder.”

3.	Comment: The Staff previously commented: “[I]t is the Staff’s position that the investment advisory agreement between the Subsidiary and its investment advisor is material and should be included as an exhibit to the Registration Statement. Thus, please file or include a reference to where it was filed.” In response, the Registrant stated: “As the Fund is not a party to the CFC’s advisory agreements and the Registrant considers the investment advisory agreement with the CFC not to be a material contract of the Fund, the Registrant does not believe that such an agreement is required to be filed as an exhibit to the Fund’s Registration Statement on Form N-1A.” The Staff does not agree with this response and views the CFC’s advisory agreements as material documents that must be filed as exhibits to the Registration Statement. The Fund controls the CFC because it is wholly owned and the agreement is an investment advisory contract that relates to 25% of the Fund’s assets. Please add these agreements as exhibits in the amended Registration Statement filing.

Response: After further review, the Registrant will file the investment advisory agreement between the Subsidiary and the Advisor as an exhibit to the Registration Statement.

4.	Comment: The Staff previously commented: “Please supplementally indicate the broad-based market index that the Fund will use. Note that the Staff does not consider the Solactive Gold-Backed Bond Index to be an appropriate broad-based securities market index, as there is not a meaningful basis of comparison between the Fund’s performance and the Index’s performance.” In response, the Registrant stated: “Given that the Fund is designed to track the Index, the Registrant believes that the Index provides the most appropriate basis for comparison against the Fund’s performance.” The Staff does not agree and takes the very firm position that the Fund may not use the uniquely designed and narrow index that it’s tracking as a basis for comparison against the Fund’s performance. For performance purposes, the Fund must include an alternative broad-based index to satisfy the Form N-1A disclosure requirements. Accordingly, in an amendment to the Registration Statement, please add an appropriate broad-based index for purposes of comparing performance.

Response: The Registrant will use the Bloomberg Barclays US Corporate Total Return Value Unhedged Index as the index against which the Fund’s performance will be compared. The Registrant will use the Bloomberg Composite Gold Index and the Solactive Gold-Backed Bond Index as secondary performance benchmarks.

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Please direct any questions or comments relating to this filing to me at the above-referenced telephone number or Shawn A. Hendricks at 215-564-8778.

Very truly yours,

Michael P. O’Hare